EXHIBIT 99.1

EDAP Receives European Approval for New Sonolith i-move Lithotripsy Device

Official Marketing Launch at European Association Urology Congress, Barcelona

LYON, France, April 12, 2010 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today the European approval of its new lithotripter, the Sonolith i-move. The EDAP sales team and distributors will begin marketing Sonolith i-move immediately and will officially introduce the product to distributors, partners and visiting urologists at the European Association Urology (EAU) congress, Booth #14, from April 17-19, 2010 in Barcelona, Spain.

Leveraging EDAP's patented electroconductive technology, Sonolith i-move is a compact, stand alone lithotripter with a revolutionary infrared stereo-vision system for real-time, three-dimensional ultrasound localization of urinary stones. With its various modular configurations, Sonolith i-move targets the largest lithotripsy market segment, offering a wide range of treatment procedures for mid-size clinical sites and hospitals. Sonolith i-move will replace Sonolith Praktis, an earlier generation lithotripter, and complements the Company's high-end Sonolith I-sys lithotripter, an integration of x-ray and ultrasound locatization systems.

In addition to the official launch in Europe, EDAP is actively working towards filing for regulatory approval of Sonolith i-move in the U.S. and in Japan.

Hugo Embert, EDAP's ESWL Product Manager, commented, "With the addition of Sonolith i-move, EDAP is the only company in the extracorporeal shock wave lithotripsy market covering all market segments, offering the widest range of lithotripters, from standard compact devices to high-end, fully integrated lithotripters. We look forward to the official introduction of Sonolith i-move during next week's EAU congress. This is the optimal forum for our sales team and distribution partners to promote and market our latest lithotripter. We encourage members of the urology community to stop by our booth and experience Sonolith i-move first hand."

Marc Oczachowski, EDAP's Chief Executive Officer, stated, "The launch of Sonolith i-move validates EDAP as a leader in the development and innovation of high-end technology. Importantly, the European approval highlights our ability to successfully navigate regulatory processes and obtain approvals for multiple devices in major global markets. We will continue to focus on providing the most state-of-the-art, minimally invasive technologies for patients and physicians."

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm, the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multicenter U.S. Phase II/III clinical trial under an Investigational Device Exemption granted by the FDA, the ENLIGHT U.S. clinical study. The Company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the company, please visit http://www.edap-tms.com, http://www.hifu-planet.com and http://www.pcaresearch.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties, including the uncertainties of the regulatory process, and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACT:  EDAP TMS SA
          Investor Relations / Legal Affairs
          Blandine Confort
          +33 4 72 15 31 72
          bconfort@edap-tms.com

          The Ruth Group
          Investors:
          R.J. Pellegrino
          646-536-7009
          rpellegrino@theruthgroup.com